Exhibit 99.1

BTQ Technologies Partners with University of Cambridge to Advance Quantum Photonic Device Research and Commercialization

Pioneering collaboration focuses on next-generation quantum devices for quantum computing and communications

•	Research Collaboration: BTQ partners with the University of Cambridge to fund groundbreaking research in inverse-design quantum photonic devices
•	Quantum Infrastructure: Research focuses on developing novel on-chip devices with potential applications in quantum computing and secure quantum communications
•	Strategic Technology Development: Partnership advances BTQ's mission to secure mission-critical networks through next-generation quantum photonic innovations
•	First-Mover Advantage: Positions BTQ at the forefront of quantum photonic device development using revolutionary inverse-design methodologies

VANCOUVER, Oct. 9, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce a collaboration with the University of Cambridge to fund pioneering research in quantum photonic devices. The collaboration will focus on implementing inverse-design approaches to develop novel quantum photonic devices, a critical technology for the future of quantum computing and quantum-secure communications.

The research project will leverage advanced computational design techniques to create breakthrough quantum photonic devices that could transform quantum information processing and transmission infrastructure.

Advancing Quantum Photonic Innovation Through Inverse Design

The Integrated Quantum Photonics research team at the University of Cambridge will implement sophisticated inverse-design methodologies, an advanced computational approach that discovers non-intuitive device geometries that could significantly outperform traditional designs.

This cutting-edge technique will be applied to develop inverse-design optimization processes, incorporating feasibility constraints, to develop optimal quantum devices, including active and passive integrated quantum photonic components, with the goal of optimising device geometries to maximise the collection of quantum light in and out of a chip.

Strategic Alignment with Global Quantum Security Initiatives

"This collaboration with the University of Cambridge represents a significant milestone in BTQ's mission to accelerate quantum advantage and secure critical infrastructure," said Olivier Roussy Newton, CEO of BTQ Technologies. "By supporting world-class research in quantum photonic devices, we are positioning BTQ at the forefront of technologies that will define the quantum era. The inverse-design approach opens unprecedented opportunities to develop quantum photonic devices that were previously impossible to conceive through conventional methods. By partnering with Cambridge, we secure highly valuable talent, IP, and the development of the next brightest minds in quantum."

Market Opportunity and BTQ Positioning

The global quantum photonics market is experiencing exponential growth, with applications spanning quantum computing, quantum communications, and quantum sensing. This research partnership strengthens BTQ's technology portfolio and competitive positioning in the rapidly evolving quantum technology landscape. The innovations emerging from this collaboration are expected to have transformative applications across:

•	Quantum Computing Infrastructure: Enabling efficient on-chip quantum processors
•	Quantum-Secure Communications: Enhancing quantum key distribution systems for unhackable communications networks
•	Industrial Quantum Applications: Advancing precision measurement and sensing capabilities

With these breakthrough innovations, the company remains strategically differentiated on encryption applications and commercialization pathways, ensuring that research translates into tangible security solutions that address real-world challenges in protecting critical infrastructure and sensitive data in the quantum era.

Dr Luca Sapienza, Associate Professor in Quantum Engineering, leading the research at the University of Cambridge, commented: "The inverse-design methodology allows us to explore device configurations that push beyond the boundaries of conventional photonic engineering. This collaboration with BTQ accelerates our ability to translate fundamental quantum science into practical technologies that can secure and enhance global digital infrastructures."

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 09-OCT-25